August 14, 2025

Jason K. Garland
Chief Financial Officer
Repligen Corporation
41 Seyon Street
Building 1, Suite 100
Waltham, MA 02453

        Re: Repligen Corporation
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 000-14656
Dear Jason K. Garland:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Note 5 - Acquisitions
2024 Acquisitions, page 88

1. You have identified developed technology and goodwill from the Tantti acquisition totaling $76 million. On page 14, you refer to patent assets acquired as part of this acquisition and your policy footnote on page 83 refers to the estimated fair value of customer relationships, developed technologies, trademark/tradename, patents, non-
       compete agreements and in-process research and development from your acquisitions.

       Given the significance of the allocation to goodwill and developed technology, please tell us why you have not identified or assigned value to patents or other intangible assets from this acquisition. Refer to ASC 805-20-55. As part of your response, please include a general description of the procedures you follow to identify intangible assets in your business acquisitions.
 August 14, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gary Newberry at 202-551-3761 or Eric Atallah at 202-551-3663 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences